UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratos Wealth Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3750 Park East Drive
(No. and Street)

Beachwood	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Dunn 440-505-5620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Dunn _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratos Wealth Securities _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

FinOp
_____
Title

_____ ρας Ya Tous,
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2020 to December 31, 2020

Stratos Wealth Securities LLC

(Name of Respondent)

3750 Park East Drive, Suite 200

Beachwood, OH 44122

(Address of Principal Executive Office)

Mr. Matthew Dunn

Stratos Wealth Securities LLC

3750 Park East Drive, Suite 200

Beachwood, OH 44122

440-505-5620

(Name and address of person authorized to receive notices and

Communications from the Securities and Exchange Commission)

STRATOS WEALTH SECURITIES, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Member of Stratos Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stratos Wealth Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
February 12, 2021

STRATOS WEALTH SECURITIES LLC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	351,170
Commissions receivable		132,406
Bonus receivable		1,273,610
Prepaid expenses		13,186
TOTAL ASSETS	$	1,770,372

LIABILITY AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	16,087
MEMBER'S EQUITY		1,754,285
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,770,372

The accompanying notes are an integral part of these financial statements.

STRATOS WEALTH SECURITIES LLC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE

Commission income	$	3,181,659
Bonus income		1,597,355
Interest income		579
TOTAL REVENUE		**4,779,593**

EXPENSES

Bank fees	137
Regulatory and membership expense	22,535
Shared services expense	60,000
TOTAL EXPENSES	82,672
NET INCOME	$ 4,696,921

The accompanying notes are an integral part of these financial statements.

STRATOS WEALTH SECURITIES LLC.

STATEMENT OF CHANGE IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCE - DECEMBER 31, 2019	$	1,802,093
NET INCOME		4,696,921
MEMBER DISTRIBUTIONS		(4,744,729)
BALANCE - DECEMBER 31, 2020	$	1,754,285

The accompanying notes are an integral part of these financial statements.

STRATOS WEALTH SECURITIES LLC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities		
Net Income	$	4,696,921
Adjustments to reconcile net income to net cash used in operating activities		
Increase in commissions receivable		(10,344)
Decrease in commissions receivable		47,462
Increase in prepaid expenses		(2,499)
Decrease in accounts payable and accrued expenses		(1,897)
NET CASH PROVIDED BY OPERATIONS		4,729,643
Cash flows from investing activities		-
Cash flows from Financing activities		
Dividends paid		(4,744,729)
Net Increase in Cash		(15,086)
Cash, beginning of the year		366,255
Cash, end of the year	$	351,170

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$	-
Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

STRATOS WEALTH SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2020

1 – Summary of Significant Accounting Policies

Organization – Stratos Wealth Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer. The Company was granted membership to FINRA on April 04, 2018. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation – The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the Unites States Securities and Exchange Commission. It is management's opinion, that all material adjustments have been made which are necessary for a fair financial statement presentation.

Revenue Recognition – Commission revenue consists of overrides earned on brokerage transactions. Commission revenue is recognized based on the trade date of the transactions. Bonus revenue is recognized when earned. As of December 31, 2020, $1,273,610 was receivable based on 2020 earned bonus revenue.

Income Taxes - The Company is a single-member limited liability company, treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated federal and applicable state income tax returns filed by the parent; thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables – The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Related Party Transactions – The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as salaries and rent, on behalf of the Company for which the Parent is reimbursed. For the period ended December 31, 2020 the parent charged the company $60,000 in accordance with the Agreement.

2 – Net Capital Requirements

Net Capital – The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness

2 – Net Capital Requirements, continued

to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $335,083, which was $330,083 in excess of the FINRA minimum net capital requirement of $5,000.

STRATOS WEALTH SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Net Capital

Total ownership equity	$	1,754,285
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,754,285
Deduction and/or charges:		
Commissions receivable		(132,406)
Bonus receivable		(1,273,610)
Prepaid expenses		(13,186)
Net Capital	$	335,083
Net Capital Requirement	$	5,000
Excess Net Capital	$	330,083
Total Aggregate Indebtedness	$	16,087
Ratio: Aggregate indebtedness to net capital		.0480 to 1

There are no material differences between the Company's computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A-5 Part II FOCUS Report filing as of the same date.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Members of
Stratos Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Stratos Wealth Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Stratos Wealth Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (b) Stratos Wealth Securities, LLC stated that Stratos Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stratos Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stratos Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 12, 2021

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201

www.hartgravesllc.com

(214) 738-1998
admin@hartgravesllc.com

Stratos Wealth Securities, LLC Exemption Report

Stratos Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) the collection of commission overrides from member broker-dealer(s).

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Matthew Dunn, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



Chief Compliance Officer, FINOP

Date of Report: January 27, 2021